Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:  AT&T Corp

Commission File No.:  1-01105

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Investor Update

Rick Lindner

Senior Executive Vice President and Chief Financial Officer

SBC Communications Inc.

Feb. 18, 2005

Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

[LOGO]

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this presentation contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially. A discussion of factors that may affect future results is contained in SBC’s filings with the Securities and Exchange Commission. SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This presentation may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on the company’s Web site at www.sbc.com/investor_relations.

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas  78258. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004.  Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

SBC Segments

Wireline	Cingular Wireless
• 52 million access lines	• 49 million subscribers
• $37 billion 2004 revenues	• 290 million POPs
• Local, LD, data	• $32 billion 2004 pro forma revenues

Directory	International
• $3.8 billion 2004 revenues	• Telmex
• 704 titles, 13 states	• América Móvil
• YellowPages.com

4Q04 Results:  Strong Execution in Both Wireline and Wireless

425,000	10.5%	3.6%	1.8 million
DSL net adds	data revenue growth	wireline growth revenue	wireless pro forma net adds

•   Third straight quarter of positive revenue growth

•   Outstanding execution at Cingular Wireless

Wireline Revenue Trends

Wireline Revenue Year-Over-Year Growth	Consumer Wireline Revenue Year-Over-Year Growth

[CHART]	[CHART]

Strong Long Distance Growth

In-Service InterLATA PICs

(in millions)

[CHART]

•              Stable per-minute pricing

•              Nearly 80% of consumers long distance customers on plans with recurring charges

•              Long distance revenues up 23.5 percent in 4Q04

(1) Includes 0.1 million increase for methodology true-up.

Industry-Leading DSL Growth

In-Service DSL Lines

(in millions)

[CHART]

•                  425,000 4Q net adds

•                  13% penetration of capable locations, 18% in the West region

•                  77% of locations DSL capable

•                  DSL/Internet revenues up 27%

Video Strategy

SBC | DISH Subscribers

(in thousands)

[CHART]

Project Lightspeed

•                              Integrated IP-based services – voice, high-speed Internet access, IPTV

•                              Speed to market –18 million households in 3 years, FTTP one-fourth FTTP’s time to market

•                              Capital efficient – one-fifth the cost to deploy versus FTTP in overbuild

•                              Operational cost savings

Increased Bundle Penetration

Key-Product Bundles

Percent of consumers with bundles that include one or more key services – LD, DSL, satellite and jointly billed wireless

[CHART]

•                  Total customers with two or more key products more than doubled in 2004

•                  Consumer ARPU up 8.2%

Improved Access Line Trends

UNE-P and Resale Lines Net Change by Quarter (in thousands)	Consumer Primary Retail Lines Net Change by Quarter (in thousands)	BusinessRetail Access Lines Net Change by Quarter (in thousands)

[CHART]	[CHART]	[CHART]

(1)                    Totals exclude a reclassification that moved consumer retail access lines from primary to additional. The changes made to consumer primary in-service totals were: 4Q03 (65)K, 1Q04 (68)K and 2Q04 (68)K. Previous periods were not adjusted. This reclassification does not impact total retail lines in service.

Business Revenues

Business Wireline Revenue

Year-Over-Year Growth

[CHART]

	% of Total	Revenue Growth YoY

Enterprise	60%	5%

ISP	2%	(14)%

Small/Medium	38%	2%

Data Revenue Growth

Quarterly Data Revenue

(dollars in millions)

[CHART]

•                  Total data revenue up 10.5% year over year

•                  Strongest data revenue growth rate in more than three years

Peer Comparisons

(4Q 2004 results)

Long Distance	DSL	Data Revenues	Wireline Revenues
Lines in Service	Lines in Service	2004 Data Revenues	4Q Year-over-year Growth
(in millions)	(in millions)	(in billions)

[CHART]	[CHART]	[CHART]	[CHART]

Operating Income Growth

SBC Adjusted Operating Income Growth(1)

[CHART]

4Q03	1Q04	2Q04	3Q04	4Q04
(46.9)%	(18.2)%	(15.2)%	8.8%	6.6%

Reported Results

•                  Solid, continuous progress on costs

•                  Operating income growth rates track with revenue growth trends

(1)                    4Q03 excludes $139 million severance charge; 2Q04 excludes $263 million strike and labor settlement charges; 4Q04 excludes $244 million severance and pension charges.

AT&T Wireless Acquisition

Scale, Coverage and Spectrum

Cingular Licensed Spectrum

[GRAPHIC]

Subscribers	>49 million
POPs	290 million
Coverage	all top
100 markets
Average spectrum in top 100 markets	58Mhz
2004 pro forma revenues	$32 billion

Cingular Subscriber Growth

4Q04 PRO FORMA RESULTS

Record gross adds	5.5 million
Pro forma churn	2.6%
Subscribers	65%, with
GSM equipped	8% of base
converted in 4Q
Minutes on GSM	79%
AWE subs converted to Cingular plans	> 1 million

Cingular Wireless Pro Forma

Net Subscriber Additions

(in thousands)

[CHART]

Pro forma includes results from AT&T Wireless and other acquired properties and excludes results from markets that we have agreed to divest.

Cingular Initiatives

Business		UMTS/
Markets	Network	HSDPA
Group	Expansion
first data
More than	More than	calls
300 high-end	1,000 cell	completed
accounts	sites added	in Atlanta
signed	in 4Q	test
in 4Q

Integration initiatives on or ahead of schedule, strong momentum starting 2005

2005 Key Metrics

Access Lines	•	Improvement in retail line trends offset by declines in wholesale

Long Distance	•	Continued subscriber growth approaching 60% penetration of retail voice lines by year end
	•	Stable ARPU

DSL	•	Growth consistent with 2004 results

2005 Financial Outlook

Revenue	•	Low single-digit growth for SBC; positive growth at Cingular
	•	Growth driven by wireless, national data and key growth products, offset by pressure from access line and market pricing trends

Margins	•	15% - 16% operating income margins while investing in growth initiatives such as Project Lightspeed
	•	Margin improvement driven by revenue growth and cost initiatives

Capex	•	$5.4 - $5.7 billion excluding Cingular, focusing on high-growth opportunities
	•	Cingular $6.8 - $7.2 billion with investments in network expansion and UMTS deployment

Cash Flow	•	Approximately $3 billion of free cash flow after dividends (cash from operations plus net cash from Cingular less dividends and capital spending)
	•	Provides potential for dividend growth, share repurchase program and debt reduction

SBC+AT&T: World-Class Assets, Large Synergy Opportunities

•                              Best-in-class, complementary networks

•                              Advanced product sets

•                              Accelerated expansion in enterprise space

•                              Nationwide presence and global reach

•                              Substantial synergies driven by clear, achievable cost opportunities

•                              Expect closing in early 2006

SBC+AT&T:  Expected Financial Impacts

•                              Incremental free cash flow positive in 2007

•                              Incremental EPS positive in 2008

•                              More than $15 billon NPV of expected net synergies

•                              Annual net synergy run rate of approximately $2 billion by 2008, growing to exceed $3 billion by 2011

•                              No impact on credit metrics

Investor Update

Rick Lindner

Senior Executive Vice President and Chief Financial Officer

SBC Communications Inc.

Feb. 18, 2005

###

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.